14040168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2040 Bancroft Way, Suite 400
(No. and Street)

Berkeley	CA	94707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan K. Davis 510-527-6954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starlight Investments, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Alan K. Davis, President/CCO

Title

Notary Public

VERN SAEFONG
Commission # 2045245
Notary Public - California
Alameda County
My Comm. Expires Oct 13, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Starlight Investments, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2013
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2013

STARLIGHT INVESTMENTS, LLC
December 31, 2013

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Managing Member
Starlight Investments, LLC

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Starlight Investments, LLC as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starlight Investments, LLC as of December 31, 2013, and results of operations and

its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 27, 2014

Starlight Investments, LLC
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS		
Cash In Bank	$	18,975.38
Accounts Receivable		250.00
Prepaid Expenses		15,360.43
Total Current Assets		34,585.81
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	34,585.81

The footnotes are an integral part of the financial statements.

Starlight Investments, LLC
BALANCE SHEET
As of December 31, 2013

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 2,012.17
Total Current Liabilities	2,012.17
LONG-TERM LIABILITIES	
Total Liabilities	2,012.17
MEMBER'S EQUITY	
Member's Equity	32,573.64
Total Member's Equity	32,573.64
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 34,585.81

The footnotes are an integral part of the financial statements.

Starlight Investments, LLC
STATEMENT OF INCOME

		12 Months Ended December 31, 2013
Revenues		
Consulting Income	$	40,957.50
Other Income		6,000.00
Total Revenues		46,957.50
Operating Expenses		
Commission Expense		36,861.75
Licensing and Registration		3,881.50
Communications and data processing		649.17
Occpancy		5,745.51
Professional Fees		45,427.50
Other expenses		19,911.00
Total Operating Expenses		112,476.43
Operating Income (Loss)		(65,518.93)
Net Income (Loss)	$	(65,518.93)

The footnotes are an integral part of the financial statements.

Starlight Investments, LLC
STATEMENT OF MEMBER'S EQUITY

		12 Months Ended December 31, 2013
Beginning of Period	$	10,000.00
Plus: Net Income	$	(65,518.93)
Plus: Members' Contributions	$	89,095.00
Less: Prior Period Adjustments		(1,002.43)
MEMBERS' EQUITY END OF PERIOD	$	32,573.64

The footnotes are an integral part of the financial statements.

Starlight Investments, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

		2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(65,518.93)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(1,002.43)
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(250.00)
Other		(15,360.43)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		2,012.17
Accrued Liabilities		0.00
Total Adjustments		(14,600.69)
Net Cash Provided By (Used in) Operating Activities		(80,119.62)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contirbutions		89,095.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		89,095.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		8,975.38
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		10,000.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	18,975.38

The footnotes are an integral part of the financial statements.

Starlight Investments, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2013	$ -	$ 10,000	$ 10,000
Net Income for the year ended December 31, 2013	-	-	(65,519)
Member Contributions	-	-	89,095
Member Distributions	-	-	-
Prior Period Adjustment	-	-	(1,002)
Balance at December 31, 2013	$ -	$ 10,000	$ 32,574

The footnotes an are integral part of the financial statements.

STARLIGHT INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Starlight Investments, LLC (the Company) was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in Berkley, CA., is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for "Special Account for the Benefit of Customers".

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The company recognizes revenue form commission generated from facilitating te placement of equity and debt instruments, completion of mergers and acquisition, and providing financial services for its clients. Revenues are recognized when earned.

STARLIGHT INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2013, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

At December 31, 2013, the Company had net capital of $16,964 which exceeded its requirement of $5,000 by $11,964.. The Company had a ratio of aggregate indebtedness to net capital of .1186 to 1 at December 31, 2013.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i). The Company maintains the "Special account for the benefit of Customers".

NOTE D – COMMITMENTS AND CONTINGENCIES

Starlight Investments, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E – RENT

The rent expense was $5,745.51 in 2013. The amount represented the lease cost for the office space.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

Starlight Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Computation of Net Capital

Total Member's equity:		$ 32,574.00
Nonallowable assets:		
Other Assets	15,360.00	
Accounts receivable – other	250.00	(15,610.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 16,964.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 134.30
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 11,964.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,012.00
Percentage of aggregate indebtedness to net capital	11.86%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 16,964.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	16.964.00
Reconciled Difference	$ (0.00)

Starlight Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013		$ -
Additions	-	
Reductions	-	
Balance of such claims at December 31, 2013		$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Starlight Investments, LLC

In planning and performing our audit of the financial statements of Starlight Investments, LLC (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and the alternatively greater reliance must be placed on surveillance by management.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2013, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

Southfield, Michigan
February 27, 2014